UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38431

iQIYI, Inc.

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District, Beijing 100080

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

iQIYI, Inc. Adopted the 2021 Share Incentive Plan

iQIYI, Inc. (the “Company”) adopted the 2021 Share Incentive Plan (the “2021 Plan”), as approved and authorized by the board of directors of the Company, effective on December 2, 2021. The Company may grant options and restricted share units pursuant to the 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares of the Company available for grant of awards is initially 364,000,000 Class A ordinary shares (the “Award Pool”), provided that if restricted share units are granted, each restricted share unit (that entitles the holder to one share) granted shall reduce the number of shares in the Award Pool available for future grants by 1.3 shares. The 2021 Plan will expire upon the tenth anniversary of December 2, 2021.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	2021 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By:	/s/ Xiaodong Wang
Name:	Xiaodong Wang
Title:	Chief Financial Officer

Date: December 3, 2021